SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                             BCT INTERNATIONAL, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                              16 East 52nd Street
                                   Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                with a copy to:

                             Steven D. Dreyer, Esq.
                     Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 29, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 4 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055-355-101             SCHEDULE 13D                Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               472,000
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        472,000
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      472,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


      Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock (the "Common Stock") of BCT International, Inc., a New Jersey Corporation ("Issuer"), remains in full force and effect.

Item 2. Identity and Background.

            (a) This Amendment No. 7 to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of Catalyst Financial Corp. ("Catalyst"), a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 Each 52nd Street, Suite 501, New York, New York 10022. Mr. Bronson is also a director of the Issuer.

            (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been or is now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            On April 29, 1999, Mr. Bronson, utilizing his personal funds, acquired an aggregate of 87,502 shares of Common Stock for an aggregate consideration of $202,348.

Item 5. Interest in Securities of the Issuer.

            (a) (b) Mr. Bronson may be deemed to beneficially own an aggregate of 472,000 shares of the Issuer's Common Stock, representing approximately 9.1% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 1,678 shares of Common Stock received by Mr. Bronson as a liquidating distribution from Private Opportunity Partners II, Ltd ("POP"). In prior filings, Mr. Bronson reported beneficial ownership of 100,000 shares of the Issuer's Common Stock held by POP, of which Mr. Bronson was a limited partner and the President of the corporate general partner.

                                                               Page 4 of 4 Pages


            The foregoing shares of Common Stock do not include any shares held of record in the trading account of Catalyst and, with respect to such shares, the foregoing persons disclaim beneficial ownership.

            (c) Not applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: May 6, 1999                       /s/ Steven N. Bronson
                                        ----------------------------------------
                                        Steven N. Bronson